Parkway, Inc.

San Felipe Plaza

5847 San Felipe Street, Suite 2200

Houston, Texas 77057

May 18, 2017

BY EDGAR AND FEDERAL EXPRESS

Mr. Rahul K. Patel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Parkway, Inc.
Registration Statement on Form S-11
Filed November 4, 2016
File No. 333-214454

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Parkway, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-11, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 9:00 a.m., Eastern Time, on May 22, 2017, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt N. Thomson of Hogan Lovells US LLP at (202) 637-6947 with any questions that you may have.

Sincerely,

PARKWAY, INC.

/s/ A. Noni Holmes-Kidd
By:	A. Noni Holmes-Kidd
Title:	Vice President, General Counsel and Secretary

cc:	Matt N. Thomson

Hogan Lovells US LLP